Exhibit 99.2

POINTS INTERNATIONAL LTD.

NOTICE OF MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation”) will be held at 171 John Street, Toronto, Ontario, on May 2, 2012, at 9:00 a.m. (Toronto Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for its financial year ended December 31, 2011 and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed; and

3.	to appoint KPMG LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration.

Only shareholders of record at the close of business on March 23, 2012 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Toronto Time) on April 30, 2012, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. (“Kingsdale”) by telephone at 1-888-518-6554 toll free in North America or (416) 867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

DATED at Toronto, Ontario, this 7th day of March, 2012.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this “Circular”) is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. (the “Corporation” or “Points”) of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of the Corporation to be held at 171 John Street, Toronto, Ontario, on May 2, 2012, at 9:00 a.m. (Toronto Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Corporation's board of directors (the “Board”) has fixed the close of business on March 23, 2012 as the record date (the “Record Date”), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

The Meeting has been called for the purposes of considering and voting on the annual business of the Corporation, which includes the election of directors to the Board and the appointment of the Corporation’s auditors.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE DIRECTORS NOMINATED IN THIS CIRCULAR AND FOR THE APPOINTMENT OF KPMG LLP AS AUDITORS.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. The number of directors to be elected at the Meeting is seven and these directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed.Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion. The following table provides certain background information with respect to each nominee for the Board. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Common Shares Beneficially Owned
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to April, 2005)	President, Points International Ltd. and Points.com Inc.	168,900
Michael Beckerman (Ontario)	May, 2010	President, Ariad Custom Communications	6,500
Bernay Box (Texas, U.S.A.)	May, 2009	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd.	1,015,725
Douglas Carty (Illinois, U.S.A.)	February, 2002	Corporate Director	33,500
Bruce Croxon (Ontario)	October, 2008	Investor and Advisor	27,940
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	193,800
John Thompson (Ontario)	February, 2002	Corporate Director	160,223

Director Biographies

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is responsible for corporate strategy, consumer product development, corporate development, financing activities, and shares investor relations duties. Mr. Barnard has been instrumental in raising capital for the Corporation, including strategic investments from both CIBC Capital Partners and InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. Additionally, in 2004, he managed the acquisition of Points' major competitor. Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties. He has also held various interim operating positions at the Corporation including Chief Financial Officer and Vice President of Product Development and Marketing. Since the fall of 2009, Mr. Barnard has been responsible for the redevelopment of the new Points.com consumer proposition including corporate rebranding, product development and marketing.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Since 2002 Mr. Barnard has served on the Board of Directors of Telmetrics Inc. Telmetrics Inc. provides marketers, agencies & publishers across North America innovative call-measurement solutions to help them maximize the effectiveness of their marketing programs. Telmetrics tracks and analyzes consumer response to any direct response broadcast, online or print campaign that features a call-to-action response phone number. Telmetrics Inc. was named one of Canada's 50 Best Managed Companies from 2003 – 2006.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE's key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE's European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

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Mr. Beckerman is currently the President of Ariad Custom Communications where they have enjoyed record growth since he took over this role three years ago. Ariad is an agency specializing in branding and on-line communications. They have won numerous domestic and International awards and Ariad was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Audit Committee and the Human Resources and Corporate Governance Committee.

Mr. Box is the President and Chief Executive Officer of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 25 years of investment experience. Bonanza Capital managed over half a billion dollars for some of the largest financial institutions, wealthiest families and most prestigious non-profit organizations in the country. Focusing on smaller capitalization companies, Bonanza earned a reputation for finding and investing in companies well before their intrinsic value became noticed by Wall Street.

Mr. Box is a graduate of Baylor University.

Douglas Carty

Mr. Carty is a long serving director of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation's Audit Committee.

Mr. Carty is currently Chairman and Co-Founder of Switzer-Carty Transportation Inc., a Burlington, Ontario based provider of school bus services.

Mr. Carty is also a Director of Wajax Corporation where he serves on the Audit and Human Resources and Compensation Committees and YRC Worldwide Inc. where he serves on the Audit and Governance Committees.

Mr. Carty previously served at Laidlaw International Inc. as Chief Financial Officer and subsequently as President and Chief Executive Officer of its school bus subsidiary. Prior to Laidlaw, Mr. Carty served as Chief Financial Officer of Atlas Air Worldwide Holdings Inc. and Canadian Airlines Corporation.

Mr. Carty holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queens University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation's Human Resources and Corporate Governance Committee.

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Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities including as a director of the Trans Canada Trail and as a National Spokesperson for Anaphylaxis Canada.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since February 2000.

As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of senior managers. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world's leading loyalty programs. The Corporation has attracted partners with a combined member base of over 450 million and the Corporation's products and services have transacted almost 70 billion loyalty program points and miles.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline's award-winning Canadian Plus loyalty program. In that role, he led his team to double the program's revenues in just two years, to over CDN$120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 100 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program. Mr. MacLean also served as Canadian Airline's senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee. Mr. MacLean is an active member of the global loyalty community and speaks frequently at industry events worldwide.

Mr. MacLean is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs.

Mr. MacLean is a graduate of Acadia University.

John Thompson

Mr. Thompson is a long serving director of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

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From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr Thompson's responsibilities at Loblaws included, amongst other things, responsibility for human resources and President’s Choice, one of the largest, most recognised and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant.

Additional Information Regarding Nominees

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation (“Canadian”). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. (“Atlas”) and held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged. In January 2003, Mr. Carty joined Laidlaw Inc. when the company was in bankruptcy protection. Pursuant to a plan of reorganization, the company emerged from bankruptcy in June 2003 and continued as Laidlaw International, Inc.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

APPOINTMENT OF AUDITORS

On June 13, 2011, Deloitte & Touche LLP resigned as the auditor of the Corporation at the request of the Corporation. On the same date, KPMG LLP was appointed as auditor of the Corporation. The resignation of Deloitte & Touche LLP and the appointment of KPMG LLP were approved by the Corporation’s Audit Committee and the Board of Directors. The complete reporting package is attached hereto as Schedule B.

Management proposes to nominate KPMG LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2011 has been made available to the shareholders of the Corporation.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

EXECUTIVE COMPENSATION

Compensation Governance

The Board has oversight responsibility for the structure of the Corporation’s compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of the Corporation. The Human Resources and Corporate Governance Committee (the “HRCGC”) is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation and for overseeing the matters described below.

The HRCGC is composed entirely of independent directors. The members of the HRCGC are: Mr. John Thompson (Chair), Mr. Bernay Box and Mr. Bruce Croxon. The general background, skills and experience of the members of the HRCGC are set forth above under the section entitled “Director Biographies”. All of the members of the HRCGC have significant direct experience with human resources and executive compensation as disclosed in their biographies above.

In addition to making recommendations to the Board in connection with its oversight responsibility, the HRCGC is specifically responsible for:

  developing and/or reviewing the Corporation’s human resources and compensation policies and programs for attracting, retaining, developing and motivating employees including executive officers;
  producing an annual report on executive compensation for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations;
  reviewing and assessing the management of succession and development plans for senior management and people and knowledge strategies;
  assisting Board oversight of the Corporation’s compliance with employment related legal and regulatory requirements;
  assisting the Board in identifying, recruiting and nominating suitable candidates to serve on the Board;
  assuming responsibility for developing the Corporation’s approach to governance issues in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Committee may consider appropriate; and
  reviewing the adequacy and form of the compensation of the executive leadership team and ensuring that the compensation realistically reflects the responsibilities and risks of such positions.

The HRCGC has the authority to seek information it requires from any employee of the Corporation. The committee also has the power to retain any consulting firm to provide advice regarding the Corporation's compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate. The HRCGC and its Chairman are appointed by the Board. Committee members meet regularly without any member of management present.

Risk Management

The Board has oversight responsibility for risks associated with the Corporation’s compensation policies and practices as part of its broader risk oversight mandate. The HRCGC is responsible for identifying, assessing and ensuring the appropriate management of any risks created by the Corporation’s compensation policies and practices. The Board exercises its oversight responsibility through an annual review and approval of the total compensation of the CEO of the Corporation and through review and approval of any changes in the structure of the Corporation’s compensation strategy. The HRCGC exercises its risk assessment responsibility through an annual review of the form of the compensation of senior management of the Corporation, including the elements and quantum of such compensation.

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The HRCGC has not identified any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the company. In particular, the Corporation’s compensation structure has been designed to ensure that employees do not take inappropriate or excessive risks. The Corporation’s compensation structure contains a mix of long and short-term elements using a combination of annual base salary, annual cash bonus opportunities and long-term equity incentives. For 2012, annual cash bonuses are to be paid out on achievement of objective performance goals tied to corporate financial performance, as opposed to the Corporation’s stock price, and individual operational goals that support achievement of the Corporation’s 2012 business plan. The Corporation’s long-term equity incentive program is in the form of time vested equity awards that encourage the creation of shareholder value by incenting management and employees to create sustainable growth.

Financial Instruments

Although the Corporation has not adopted a policy forbidding NEOs and directors from purchasing financial instruments relating to the Corporation’s shares, the Corporation is not aware of any such person having entered into this type of transaction.

Executive Compensation Review

In May of 2011, the HRCGC retained Towers Watson to conduct a review of the compensation of the Corporation’s senior executives, which included a review of the design and structure of the Corporation’s short-term and long-term incentive programs. Towers Watson benchmarked the following elements of compensation for the senior executives: base salary, shot-term incentives, total cash compensation, long-term incentives and total direct compensation. The total Executive Compensation-Related Fees paid to Towers Watson in connection with this engagement were CDN$44,313. No Executive Compensation-Related Fees were paid to any compensation consultant or advisor in 2010 and Towers Watson was not retained to perform any other services in 2011.

For the purposes of the benchmarking conducted by Towers Watson, a Select Industry comparator group was utilized. The Select Industry sample was comprised of companies that represented the potential employment market for key specialized talent. The companies included in the Select Industry group are forth below: Select Industry Comparators

Bridgewater Systems Corporation
Coastal Contacts Inc.
Constellation Software Inc.
Cyberplex Inc.
Enghouse Systems Ltd.
GigaMedia Ltd.
Groupe Aeroplan Inc.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Macdonald Dettwiler & Associates Ltd.
Mitel Networks Corp.
OpenTable, Inc.
The Knot Inc.
Travelzoo Inc.

Compensation Discussion and Analysis

The objectives of the Corporation's compensation program for the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the “NEOs”) are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation's shareholders, (iii) establish an objective connection between NEO compensation and the Corporation's financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

The NEO compensation program consists of three components: (i) base salary, (ii) short-term incentives, and (iii) long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

Base salaries are considered an essential element in attracting and retaining the Corporation's senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the median salary offered for a comparable position at comparable companies, (ii) the Corporation's recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Corporate and personal performance is assessed using the same criteria discussed below for the Corporation's short-term incentive plan.

Base salaries are reviewed annually and any increase to the CEO's base salary must be specifically approved by the HRCGC and by the Board as part of its oversight over the total compensation paid to the CEO. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

Short-Term Incentives

2011 Bonus Plan

For 2011, the HRCGC approved a special bonus plan for all employees, including the NEOs. The bonus plan was comprised of the following components: (i) a performance bonus, (ii) an incentive bonus tied to achievement of quarterly and annual EBITDA (defined by management as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment) performance targets approved by the Board; and (iii) a group or individual contribution bonus. Bonus amounts for the NEOs under this plan were calculated and paid quarterly. Both Mr. MacLean and Mr. Barnard elected to receive a portion of their bonus amounts in stock options under the Corporation’s Option Plan (defined below).

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

2012 Bonus Plan

For 2012, the Corporation has adopted a new annual incentive program pursuant to the recommendations from Towers Watson that will provide all employees, including the NEOs, with the opportunity to receive annual cash bonuses based on individual and corporate performance over the 2012 fiscal year. The bonus program is primarily designed to align the financial interests and personal motivation of employees with the interests of the Corporation which are represented by objective performance measures.

Each NEO will have a target bonus level established as a percentage of base salary. Payout of the bonus will be based on achievement of objective performance goals that include corporate financial goals and operational goals.

Stretch Equity Plan

On March 22, 2010, each NEO was provided with a special grant of options under the Corporation’s Option Plan (defined below). Each grant was granted at market value on the date of grant and has a term of five years. The vesting of the grants is to be determined by the Board on an annual basis. To the extent any options remain unvested in respect of a particular financial year, they are available for vesting in the next financial year, up to and including the 2014 fiscal year. The Board approved an EBITDA target for this plan for 2011. As a result of actual performance, no portion of the stretch bonus plan options vested in respect of 2011 performance.

Long-Term Incentives

Stock Option Plan

All NEOs are eligible for stock option grants under the Corporation's Option Plan (defined and discussed below under the section “Securities Authorized for Issuance under Equity Compensation Plans”). Participation in the Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the HRCGC. The number of stock options granted is based on each NEO's level of responsibility and personal performance. Previous grants of stock options to an NEO are taken into account when considering new grants.

Standard stock option awards under the Option Plan are granted at market value, vest in equal parts over three years and expire on the fifth anniversary of the grant date. All NEO option grants immediately vest in full on a change in voting control of the Corporation. From time to time, stock option awards are granted with non-standard terms to achieve certain objectives.

Employee Share Unit Plan

In connection with the recommendations of Towers Watson made pursuant to the executive compensation review discussed above, the Board has approved in March of 2012 an Employee Share Unit Plan (the “ESUP”) for all employees, including the NEOs. The ESUP has been established to: (i) promote alignment of interests between employees and the shareholders of the Corporation; (ii) associate a portion of employees’ compensation with the returns achieved by shareholders of the Corporation; (iii) attract and retain employees with the knowledge, experience and expertise required by the Corporation, and (iv) provide employees with a total compensation which is competitive with that of those in similar positions where the Corporation competes for talent. The Board will administer the ESUP. Grants under the ESUP will be based on a percentage of base salary and the participant will receive a number of share units equal to the grant value divided by the market value of the common shares of the Corporation on the date of grant. On vesting, share units will be settled through common shares delivered from a share purchase trust. The Corporation will fund the share purchase trust sufficient to enable the trust to purchase in the open market the common shares necessary to satisfy the grants made to participants. No common shares will be issued from treasury in connection with the ESUP. The trustee of the share purchase trust will be an independent third party who will also administer the assets of the trust.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Performance Graph

The following graph and table below compares the total cumulative shareholder return for the common shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2006.

	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011
Common Shares	100.0	555.4	60.1	53.4	93.2	104.7
S&P/TSX Small Cap Index	100.0	97.1	50.6	79.0	103.8	84.7
S&P/TSX Composite Index	100.0	107.2	69.6	91.0	104.1	92.6

The NEOs direct compensation is not based on performance of the Company’s share price and therefore the NEOs total compensation may not compare to the trends shown in the graph above. The share price has almost doubled from 2008 to 2011 and during this time period NEO total compensation has remained relatively unchanged.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2009, December 31, 2010 and December 31, 2011.

Name, Principal	Fiscal	Salary[1] ($)	Option-based	Annual non-	Total
Position	Year		awards[2] ($)	equity incentive	compensation($)
				plan
				compensation[3] ($)
Robert MacLean,	2011	384,542	35,434[4]	41,690	461,666
Chief Executive Officer	2010	322,823	59,757	Nil	382,580
	2009	334,334	31,842	Nil	366,176
Christopher Barnard,	2011	289,418	35,434[4]	3,341	328,193
President	2010	296,731	59,797	Nil	356,527
	2009	241,952	15,921	Nil	257,873
Anthony Lam,	2011	242,869	Nil	33,134	276,003
Chief Financial Officer	2010	223,306	53,695	Nil	277,001
	2009	202,360	13,798	Nil	216,158
Peter Lockhard,	2011	266,144	Nil	33,494	299,638
Chief Operating Officer	2010	240,297	59,797	Nil	300,094
	2009	211,158	13,798	Nil	224,956
David Simons,	2011	232,749	Nil	31,111	263,860
Chief Technology Officer	2010	213,597	53,695	Nil	267,292
	2009	93,345	33,151	Nil	126,496

Notes:

1.	Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid.
2.

Grant date fair value was calculated as accounting fair value using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the common share price performance over the preceding 36 months, (iii) risk free interest rate set using the three year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at four years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.	Bonuses were paid in Canadian Dollars and were converted to US Dollars using the average exchange rate for the quarter in which they were paid.
4.	Represents the portion of the 2011 performance bonus the NEO elected to receive in stock options.

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Outstanding Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2011. All awards were granted under standard terms unless otherwise noted. The Corporation completed a one for ten share consolidation on January 31, 2011 and as a result all awards are disclosed on post-consolidation basis.

Name	Number of securities	Option	Option expiration	Value of
	underlying	exercise price	date	unexercised in-the-
	unexercised options (#)	(CDN$)		money options[1] ($)

Robert MacLean	20,000	12.32	May 8, 2012[2]	Nil
	16,650	14.00	May 8, 2012[2]	Nil
	16,650	18.00	May 8, 2012[2]	Nil
	31,700	12.32	May 8, 2012[2]	Nil
	15,000	18.10	May 6, 2013	Nil
	20,000	4.60	February 17, 2014	61,784
	8,000	4.60	March 22, 2015	24,714
	16,500	4.60	March 22, 2015[3]	50,972
	5,459	11.04	February 16, 2016	Nil

Christopher Barnard	7,500	9.00	January 24, 2012	Nil
	13,400	12.32	May 8, 2012[2]	Nil
	16,650	14.00	May 8, 2012[2]	Nil
	16,650	18.00	May 8, 2012[2]	Nil
	28,300	12.32	May 8, 2012[2]	Nil
	7,500	18.10	May 6, 2013	Nil
	10,000	4.60	February 17, 2014	30,892
	8,000	4.60	March 22, 2015	24,714
	16,500	4.60	March 22, 2015[3]	50,972
	5,459	11.04	February 16, 2016	Nil

Anthony Lam	20,000	11.20	May 8, 2012	Nil
	5,500	18.10	May 6, 2013	Nil
	8,666	4.60	February 17, 2014	26,771
	5,500	4.60	March 22, 2015	16,991
	16,500	4.60	March 22, 2015[3]	50,972

Peter Lockhard	12,500	9.00	January 24, 2012	Nil
	6,500	18.10	May 6, 2013	Nil
	8,666	4.60	February 17, 2014	26,771
	8,000	4.60	March 22, 2015	24,714
	16,500	4.60	March 22, 2015[3]	50,972

Dave Simons	6,667	3.70	August 21, 2014	26,480
	3,667	4.60	March 22, 2015	11,328
	16,500	4.60	March 22, 2015[3]	50,972

Notes:

1.

Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2011 of CDN$7.75 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2011.

2.

In May of 2007, the Corporation's CEO and President were granted certain non-standard stock option awards. These awards were priced above the market value of the common shares and the vesting of one of the grants was tied to the performance of one of the Corporation's strategic projects.

3.	Stretch bonus grant described in section on Short-Term Incentives above.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Incentive Plan Awards

The following table sets forth the value of stock option awards that vested and the non-equity incentive plan compensation earned during December 31, 2011.

Name	Option-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert MacLean	55,187	41,690
Christopher Barnard	33,922	3,341
Anthony Lam	27,133	33,134
Peter Lockhard	31,090	33,494
Dave Simons	37,255	31,111

Notes:

1.

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

Termination and Change of Control Benefits

In the event the employment of an NEO (other than Mr. Barnard) is terminated by the Corporation without cause and without notice, the Corporation is required to pay the NEO 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation's standard bonus plan (i.e. 80% of salary for Mr. MacLean and 40% of salary for the other NEOs, other than Mr. Barnard). Upon termination of employment of an NEO (other than Mr. Barnard) by the Corporation for any reason other than cause, the NEO is entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options accelerate by a period of 12 months. All outstanding NEO options vest immediately upon any change of voting control of the Corporation.

In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary (reflecting 12 months base salary plus 100% of his potential bonus). In addition, Mr. MacLean's outstanding stock options accelerate by a period of 12 months (except where the change of control is a change of voting control, in which case such options vest in full).

In the event that Mr. Barnard's employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard's employment by the Corporation for any reason other than cause, all of Mr. Barnard's outstanding stock options vest immediately. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard's outstanding stock options vest immediately.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2011.

Name	Triggering Event	Total ($)	Severance /	Stock Options[1]
			Termination	($)
			Benefit ($)

Robert MacLean	Term. w/o Cause/Notice	770,435	692,176	78,259
	Change of Voting Control	829,646	692,176[2]	137,470
	Other Change of Control	770,435	692,176[2]	78,259

Christopher Barnard	Term. w/o Cause/Notice	395,996	289,418[3]	106,578
	Change of Voting Control	395,996	289,418[4]	106,578
	Other Change of Control	395,996	289,418[4]	106,578

Anthony Lam	Term. w/o Cause/Notice	378,112	340,016	38,096
	Change of Voting Control	94,734	Nil	94,734
	Other Change of Control	Nil	Nil	Nil

Peter Lockhard	Term. w/o Cause/Notice	415,847	372,601	43,246
	Change of Voting Control	102,457	Nil	102,457
	Other Change of Control	Nil	Nil	Nil

David Simons	Term. w/o Cause/Notice	357,992	325,849	32,143
	Change of Voting Control	88,780	Nil	88,780
	Other Change of Control	Nil	Nil	Nil

Notes:

1.

Calculated for all vested options assuming such options were exercised and sold on December 31, 2011. Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2011 of CDN$7.75 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2011.

2.	Calculation assumes that Mr. MacLean exercises his right to terminate his employment and receive the benefits in his employment agreement.
3.	Calculation assumes that Mr. Barnard would not be entitled to additional compensation under applicable law beyond 100% of his base salary.
4.

The calculations for Mr. Barnard assume that he would not be entitled to additional compensation under applicable law beyond 100% of his base salary and that he elects to exercise his right to terminate his employment and receive the benefits in his employment agreement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Compensation of Directors

Directors who are not also executive officers (“Outside Directors”) are paid a retainer and a per meeting fee in accordance with their level of participation:

	Annual Retainer	Annual Retainer	Per Meeting
	Chair (CDN$)	Non Chair (CDN$)	Fee (CDN$)

Board of Directors	56,000	22,000	1,250

Audit Committee	18,000	5,900	1,250

Human Resources and Corporate Governance Committee	11,000	3,800	1,250

Outside Director compensation is paid in cash and in stock option grants. Per meeting fees are paid entirely in cash. Annual retainer fees are paid 50% in cash and 50% in stock options under the Option Plan with standard terms (i.e. equal vesting over three years and five year expiration) and immediately vest in full upon a change in voting control of the Corporation. The option component of the compensation is granted annually in advance during the first quarter of the Corporation's fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation in accordance with accounting fair value. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2011.

Name	Fees earned[1] ($)	Option-based awards[2] ($)	Total compensation[3] ($)
Bernay Box	53,369	33,271	86,639
Michael Beckerman	27,988	11,142	39,130
Douglas Carty	34,968	20,257	55,224
Bruce Croxon	29,554	13,061	42,615
John Thompson	42,252	19,695	61,947

Notes:
1.

Calculated as the director fees earned for meeting attendance and the cash portion of retainer fees paid for participation occurring in 2011. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average exchange rate for the applicable quarter.

2.

Grant date fair value was calculated as accounting fair value using the Black Scholes formula with the same criteria as the NEO grants outlined above. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.	Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Outstanding Director Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2011. All awards were granted under standard terms unless otherwise noted. The Corporation completed a one for ten share consolidation on January 31, 2011 and as a result all awards are disclosed on post-consolidation basis.

Name	Number of securities	Option	Option expiration	Value of unexercised
	underlying	exercise	date (Date)	in-the-money
	unexercised options (#)	price ($)		options[1] ($)
Bernay Box	4,608	3.70	August 21, 2014	18,302
	11,368	5.00	February 11, 2015	30,659
	1,259	4.60	March 22, 2015	3,889
	4,975	11.04	February 16, 2016	Nil

Michael Beckerman	2,854	5.30	May 21, 2015	6,857
	1,666	11.04	February 16, 2016	Nil

Douglas Carty	10,000	16.80	August 14, 2012	Nil
	11,173	9.00	October 9, 2013[2]	Nil
	25,000	9.00	October 9, 2013[3]	Nil
	9,950	4.60	February 17, 2014	30,738
	7,604	5.00	February 11, 2015	20,507
	3,029	11.04	February 16, 2016	Nil

Bruce Croxon	1,801	9.00	October 9, 2013[2]	Nil
	6,417	4.60	February 17, 2014	19,823
	4,904	5.00	February 11, 2015	13,226
	1,953	11.04	February 16, 2016	Nil

John Thompson	10,000	16.80	August 14, 2012	Nil
	10,865	9.00	October 9, 2013[2]	Nil
	12,500	9.00	October 9, 2013[3]	Nil
	9,676	4.60	February 17, 2014	29,891
	7,395	5.00	February 11, 2015	19,944
	2,945	11.04	February 16, 2016	Nil

Notes:

1.

Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2011 of CDN$7.75 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2011.

2.	Granted at an exercise price that exceeded the grant date market value.
3.

On October 9, 2008, Messrs. Carty and Thompson were granted an option award in recognition of past service to the Board. These options were granted at an exercise price that exceeded the grant date market value and vest in full when they cease to be a director of the Corporation for any reason.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Director Incentive Plan Awards

The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)[1]
Bernay Box	30,624
Michael Beckerman	4,428
Douglas Carty	44,169
Bruce Croxon	23,566
John Thompson	40,256

Note:

1.

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common	Weighted-average	Number of common
	shares to be issued upon	exercise price of	shares remaining
	exercise of outstanding	outstanding options	available for future
	options (#)	(CDN$)	issuance under equity
compensation plans (#)

Option Plan[1]	876,121	9.58	602,886

Note:

1.

Table amounts are calculated as of December 31, 2011 and are displayed on a post-consolidated basis. The Option Plan was approved by the shareholders of the Corporation. Options issued under the Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan.

Summary of the Option Plan

The Corporation maintains the Option Plan to provide certain directors, officers, employees and service providers (“Participants”) with an increased incentive to contribute to the future success and prosperity of the Corporation. The Board and management believe that the Option Plan and the incentive provided thereby is an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increases the ability of the Corporation to attract and retain individuals of exceptional skill.

The maximum number of common shares issuable under the Option Plan is 2,250,000, representing 15% of the currently outstanding common shares. As of the date of March 6, 2012: (i) 771,326 common shares, representing 5.1% of the currently outstanding common shares, have been issued under the Option Plan in respect of exercised options; (ii) the total number of common shares issuable pursuant to outstanding options is 852,787, representing 5.7% of the currently outstanding common shares; and (iii) 625,887 common shares, representing 4.2% of the currently outstanding common shares, are available for grant under the Option Plan.

The number of common shares issuable to insiders, at any time, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed ten per cent (10%) of the issued and outstanding common shares. In addition, the number of common shares reserved for options granted to any one person at any time shall not exceed 5% of the outstanding common shares.

The exercise price of options issued under the Option Plan are fixed by the Board at 100% of the “Market Value” or such higher amount as the Board may determine appropriate. “Market Value” is defined as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board has typically set a five year term. The typical vesting schedule is set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board has set different vesting periods or conditions including performance based vesting conditions. Options granted to directors, officers and director level employees vest immediately upon a change of voting control of the Corporation.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Generally, where an employee is terminated for cause or voluntarily resigns, their options terminate immediately upon the termination of employment. In most other circumstances, a Participant's options will terminate 90 days after ceasing to be an officer, director, employee or service provider. Options may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

The Board may discontinue the Option Plan at any time without the consent of the Participants.

The Board may amend the Option Plan or any option outstanding at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:

(a)

a change in the process by which a Participant who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(b)	a change to the identity of the Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted);

(c)	a change to the termination provisions for the Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Option Plan;

(d)	a change to the terms of the Option Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise options;

(e)	a change to provisions on the transferability of options for normal estate settlement purposes;

(f)	the addition of a cashless exercise feature, payable in cash or securities;

(g)	housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and

(h)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Notwithstanding the foregoing, the following amendments to the Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation:

(a)	increasing the number of common shares that can be issued under the Option Plan;

(b)	reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option);

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

(c)

amending the Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option;

(d)	changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and

(e)	extending the term of an option held by an insider;

unless the change results from application of the anti-dilution provisions of the Option Plan.

Amendments to the Option Plan

The following amendments were made to the Option Plan in 2011:

  On January 31, 2011, the Board approved implementation of an increase in the number of common shares which may be issued under the Option Plan from 1,800,000 to 2,250,000 on a post-consolidated basis. This increase was previously approved by the shareholders of the Corporation at a special meeting held on October 20, 2010.
  On March 9, 2011, the Board approved a technical change to the definition of the term Service Provider in the Option Plan in order to qualify the Option Plan for registration with the U.S. Securities and Exchange Commission under a Form S-8. This amendment was not approved by the shareholders of the Corporation as it was permitted under amendment terms of the Option Plan as described above.
  On May 3, 2011, the Board approved the implementation a cashless exercise method that allows Participants to receive the in-the-money value of vested options in common shares issued out of treasury. This amendment was not approved by the shareholders of the Corporation as it was permitted under amendment terms of the Option Plan as described above.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Aggregate Indebtedness of Current and Former Executive Officers, Directors and Employees($)
Purpose	To the Corporation or its Subsidiaries
Other	41,670

As at the date of this Circular, no director or executive officer of the Corporation (or any associate of such individuals) is indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation's approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

SHAREHOLDER PROPOSALS

Pursuant to section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the Corporation's next annual meeting must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 31, 2011 to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The cost of the solicitation will be borne directly by the Corporation. In some instances, the Corporation has distributed copies of this Circular and other related materials to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to non-registered shareholders.

The Corporation has retained the services of Kingsdale Shareholder Services Inc. (“Kingsdale”), as proxy solicitation agent, for assistance in connection with the solicitation of proxies and anticipates paying a fee to Kingsdale of approximately CDN$40,000. The cost of the solicitation will be borne directly by the Corporation. Interested shareholders of the Corporation in North America may contact Kingsdale Shareholder Services Inc. at 1-888-518-6554.

Voting of Proxies

Non-Registered Shareholders

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered or beneficial shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares.

Registered Shareholders

If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1 TO ARRIVE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON APRIL 30, 2011, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.

A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A non-registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by following the instructions on the Voting Instruction Form.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited either with Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 so that it arrives at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Exercise of Vote by Proxy

The common shares of the Corporation represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular; and (ii) FOR the appointment of KPMG LLP as auditors.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

Quorum and Record Date

The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The Board has fixed the close of business on March 23, 2012 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 15,071,838 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class. As at the date of this Circular, to the knowledge of the Corporation, its directors or officers, no person owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.

ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2011. Information concerning the Corporation's Audit Committee may be found in the Corporation's Annual Information Form under the heading “AUDIT COMMITTEE”. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 171 John Street, 5th Floor, Toronto, Ontario M5T 1X3, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-888-518-6554 or email contactus@kingsdaleshareholder.com.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to KPMG LLP, the auditors of the Corporation.

DATED at Toronto, Ontario, this 7th day of March, 2012.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 Disclosure of Corporate Governance Practices is set out below.

Disclosure Requirement	Corporation's Disclosure
Board of Directors
Disclose the identity of directors who are independent. Disclose the identity of directors who are not independent, and describe the basis for that determination.

Messrs. Michael Beckerman, Bernay Box, Douglas Carty, John Thompson and Bruce Croxon are independent directors.

Messrs. Robert MacLean and Christopher Barnard are not independent directors because they are the Chief Executive Officer and President of the Corporation, respectively.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors are independent.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Carty is a director of Wajax Corporation, a Canadian listed issuer, and a director of YRC Worldwide Inc, a U.S. listed issuer.

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Disclosure Requirement	Corporation's Disclosure

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board generally meets without management and non-independent directors at each Board meeting held to consider interim and annual financial statements. In 2011, the Board held two such meetings without management and non-independent directors present.

The Audit Committee generally holds an in camera session with the Corporation’s external auditor at each Board meeting held to consider interim and annual financial statements. In 2011, the Audit Committee held four such in camera sessions.

The Human Resources and Corporate Governance Committee (HRCGC) meets without management at each meeting. In 2011, the HRCGC held five such in camera sessions.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Box is the Chairman of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by:

	•	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
	•	promoting cohesiveness among the directors; and
	•	being satisfied that the responsibilities of the Board and its Committees are well understood by the directors.

Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times.

The Chairman shall be satisfied that the information requested by any

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Disclosure Requirement	Corporation's Disclosure
director is provided and meets the needs of that director. Meetings of the Board In connection with meetings of the directors, the Chairman shall be responsible for the following:
	•	scheduling meetings of the directors;
	•	coordinating with the chairmen of the committees of the directors to schedule meetings of the committees;
	•	ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;
	•	setting the agenda for meetings of the Board;
	•	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;
	•	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
	•	presiding over meetings of the directors; and
	•	encouraging free and open discussion at meetings of the Board.
Meetings of Shareholders The Chairman shall preside over meetings of Points' shareholders.
Other Responsibilities The Chairman shall perform such other functions:
	•	as may be ancillary to the duties and responsibilities described above; and
	•	as may be delegated to the Chairman by the Board from time to time.

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Disclosure Requirement	Corporation's Disclosure
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

Attendance Record of current directors for 2011:

Michael Beckerman – 8 of 8 Board meetings

Christopher Barnard – 8 of 8 Board meetings

Bernay Box – 8 of 8 Board meetings and 9 of 10 committee meetings

Doug Carty – 8 of 8 Board meetings and 5 of 5 committee meetings

Bruce Croxon – 8 of 8 Board meetings and 5 of 5 committee meetings

Rob MacLean – 8 of 8 Board meetings

John Thompson – 8 of 8 Board meetings and 10 of 10 committee meetings

Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit A to this Circular.
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written position descriptions for the Chairman and the chair of each committee of the Board. The position description for the Chairman is included above.

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Disclosure Requirement	Corporation's Disclosure

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been adopted for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

Newly appointed directors are provided with a copy of the Corporation's Board Manual which describes their duties at law, contains the mandates for the Board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other members of the Board in order to obtain information regarding the nature and operation of the Corporation's business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board is briefed regularly on the Corporation's business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.

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Disclosure Requirement	Corporation's Disclosure
Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a Code of Business Conduct and Ethics which was approved by the Board and applies to all the Corporation's directors, officers and employees.

A copy of the Code of Business Conduct & Ethics is available on the Corporation's website at www.pointsinternational.com.

All employees are required to sign an acknowledgement regarding the Code of Business Conduct and Ethics upon hiring. The Corporation maintains a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of the Corporation. Any matters relating to breaches of the Code of Business Conduct and Ethics are reported directly to the HRCGC.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board takes all steps required by applicable legal, regulatory and accounting standards.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board does not take any other specific steps.

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Disclosure Requirement	Corporation's Disclosure
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	The HRCGC, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate the HRCGC generally considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Potential candidates are screened to ensure that they possess the requisite qualities, business judgement, experience, financial literacy and communication skills.
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The HRCGC acts as the nominating committee and is composed entirely of independent directors.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading “Executive Compensation”.

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Disclosure Requirement	Corporation's Disclosure
Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Board has oversight responsibility for the structure of the Corporation’s compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of the Corporation. The HRCGC is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation. Further information regarding the process by which director and executive officer compensation is determined is set forth in the Circular under the heading “Executive Compensation”.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRCGC is comprised entirely of independent directors.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading “Executive Compensation”.

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Disclosure Requirement	Corporation's Disclosure

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

See above in the Circular under the heading “Executive Compensation”.
Other Board Committees
If the board has standing Not Applicable committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not Applicable
Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, Board committees and directors are not formally assessed on a regular basis as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. Board and committee members are carefully selected to ensure a high performing Board and committee structure. The small size of the Board allows for collegiality and effective deliberation and exchange of information. The Chairman of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements will be implemented and overseen by the Board. A more formal process will be instituted as, if, and when the Board considers it to be necessary.

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Exhibit A

BOARD OF DIRECTORS' MANDATE

1.	MANDATE

	1.1	In adopting this mandate,

(a)

the board (the “Board”) of Points International Ltd. (referred to herein as “Points International” or the “Corporation”) acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (“CBCA”) is to manage or supervise the management of Points International's business and affairs and that this mandate includes responsibility for stewardship of Points International; and

(b) the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the National Policy 58-201 (the “CSA Governance Policy”).

2.	BOARD MEMBERSHIP

	2.1	Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International's articles.

	2.2	Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy and the NASDAQ Stock Exchange listing rules.

	2.3	Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

	2.4	Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

	2.5	Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.	BOARD CHAIR

	3.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non- executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting.

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	3.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.	MEETINGS OF THE BOARD

	4.1	Quorum

A quorum of the Board shall be the minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

	4.2	Secretary

The Board may designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

	4.3	Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on two days notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

	4.4	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

	4.5	Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

	4.6	Independent Director Sessions

At the conclusion of each regularly scheduled meeting of the Board convened to consider interim or annual financial statements, the independent directors shall, unless determined otherwise by the Chairman, meet without any member of management being present (including any director who is a member of management). No minutes of the independent director sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.	OUTSIDE ADVISORS

	5.1	Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

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6.	REMUNERATION OF BOARD MEMBERS

	6.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as approved by the Board upon recommendation of the Human Resources and Corporate Governance Committee.

7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

	7.1	Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)	the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning;

(e)	adopting a communication policy for the issuer;

(f)	the issuer's internal control and management information systems;

(g)	developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

(h)	measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

(i)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

7.2	Nomination and Appointment of Directors

The Board shall nominate individuals for election as directors by the shareholders, and shall fill such vacancies on the Board as it is permitted by law to fill, in each case upon recommendation of the Human Resources and Corporate Governance Committee.

7.3	Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

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7.4	Information Flow from Management

The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.5	Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

7.6	Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

	i.	Audit Committee; and

	ii.	Human Resources and Corporate Governance Committee.

(b)

Subject to Points International's articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board may also establish a process for all committees of the Board to assess their performance on a regular basis.

7.7	Delegation to Management

	(a)	Subject to Points International's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

	(b)	In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Chairman of the Board, the Chief Executive Officer, the Chairman of the Audit Committee and the Chairman of the Human Resources and Corporate Governance Committee.
7.8	Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

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7.9	Financial Statements

The Board shall review and, if appropriate, approve Points International's annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.10	Compensation Matters

The Board shall:

(a)	Compensation and Benefits - review and approve, as appropriate:

i.

the overall structure of Points International's total compensation strategy, including the elements of Points International's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

	ii.	the total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee; and

iii.

the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board on recommendation of the Human Resources and Corporate Governance Committee; and

(b)	Organizational Responsibilities - review and approve as appropriate:

i.

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments; and

	ii.	the report on executive compensation that is required to be included in Points International's management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.11	Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.	EVALUATION OF BOARD PERFORMANCE AND MANDATE

8.1 Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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SCHEDULE B
CHANGE OF AUDITOR REPORTING PACKAGE

B - 1

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NOTICE OF CHANGE OF AUDITOR UNDER
NATIONAL INSTRUMENT 51-102

TO:	Deloitte & Touche LLP
KPMG LLP

AND TO:	The Canadian Provincial Securities Commissions

Pursuant to Section 4.11 of National Instrument 51-102 (Continuous Disclosure Obligations), notice is hereby given that:

RESIGNATION OF AUDITOR

Deloitte & Touche LLP has resigned as the auditor of Points International Ltd. (the “Company”) at the request of the Company. The resignation is effective as of June 13, 2011.

APPOINTMENT OF NEW AUDITOR

KPMG LLP has been appointed auditor of the Company effective June 13, 2011.

BOARD APPROVAL

The resignation of Deloitte & Touche LLP and the appointment of KPMG LLP were considered and approved by the Company’s Audit Committee and Board of Directors.

NO MODIFIED OPINIONS OR REPORTABLE EVENTS

There has been no modified opinion expressed in the auditor’s report for the two most recently completed financial years nor for any subsequent period up to and including June 13, 2011 for which an audit report was issued.

In the opinion of the Company, there are no reportable events, as that term is defined in Section 4.11 of National Instrument 51-102.

DATED the 13th day of June, 2011.

POINTS INTERNATIONAL LTD.

By: (signed) Anthony Lam
Anthony Lam
Chief Financial Officer

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

June 13, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE: Points International Ltd. (the “Company”)

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii) of National Instrument 51-102. We refer to the Notice of Change of Auditor dated June 13, 2011 prepared by the Company and delivered to us (the “Notice”). We have reviewed the

Notice, and based on our knowledge as at the date of this letter agree with the statements contained in the Notice.

Yours very truly,

Chartered Accountants
Licensed Public Accountants

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:	NOTICE OF CHANGE OF AUDITORS OF POINTS INTERNATIONAL LTD.
DATED JUNE 13, 2011 PURSUANT TO REGULATION 51-102

With respect to the above-noted Notice of Change of Auditors and pursuant to subparagraph 4.11 of National Instrument 51-102, please be advised that, based upon our knowledge at this time of the relevant information, we are in agreement with the information contained in that notice.

Yours very truly,

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
June 13, 2011

c.c.       Points International Ltd.
             Deloitte & Touche LLP

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